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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Littlefield, Christopher J. (Last) (First) (Middle)		The Dial Corporation (DL)

	15501 North Dial Boulevard Suite 2212 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			1/23/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Scottsdale, AZ 85260-1619 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Senior Vice President, General Counsel & Secretary

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	The Dial Corporation Common Stock													5,700.00 (1)		D

	The Dial Corporation Common Stock													3,082.00 (2)		I		By Family Trust

	The Dial Corporation Common Stock (401(K) Stock Holdings)													1,342.57		I		401(k) Savings Plan

	The Dial Corporation Common Stock (Employee Stock Purchase Plan)													4,212.64		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Options - Right to Buy		10.8750

	Options - Right to Buy		14.8438

	Options - Right to Buy		20.8125

	Options - Right to Buy		28.7188

	Options - Right to Buy		29.7188

	Options - Right to Buy		13.4688

	Phantom Stock Units		1-for-1		1/23/2003				A			7.59

	Phantom Stock Units		1-for-1		1/23/2003				A			0.46

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	09/15/2010		The Dial Corporation Common Stock					16,000.00		D

	(3)	03/01/2010		The Dial Corporation Common Stock					26,000.00		D

	(4)	01/20/2008		The Dial Corporation Common Stock					5,074.00		D

	(4)	12/31/2008		The Dial Corporation Common Stock					1,500.00		D

	(5)	08/04/2009		The Dial Corporation Common Stock					12,500.00		D

	(3)	01/25/2011		The Dial Corporation Common Stock					100,000.00		D

	(6)			The Dial Corporation Common Stock	7.59				3,013.85		D

	(7)			The Dial Corporation Common Stock	0.46				982.36		D

Explanation of Responses:

1. Direct stock ownership of the reporting person consists of 5,700 shares of restricted stock granted pursuant to the 1996 Stock Incentive Plan; the reporting person is not entitled to transfer, sell, pledge, hypothecate or assign any portion of the shares prior to the lapse of certain restrictions: restrictions lapse for 20% of the award on the first anniversary of the grant date, 20% on the second anniversary of the grant date, 20% on the third anniversary of the grant date, 20% on the fourth anniversary of the grant date and 20% on the fifth anniversary of the grant date.

2. Stock held in family trust with reporting person and spouse as co-trustees.

3. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All options vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

4. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 33% over the grant price, 1/3 after the stock prices increases 66 2/3%, and the final 1/3 after the stock price doubles with no vesting in less than 12 months. All options vest in the event of a change in control or 5 years from the date of grant. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the Change in control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

5. Granted pursuant to the 1996 Stock Incentive Plan. Options vest 1/3 after the stock price increases 20% over grant price, but only if 1 year has passed since grant date; 1/3 after the stock price increases 40%, but only if 2 years have passed since grant date; and the final 1/3 after the stock price increases 60%, but only if 3 years have passed since grant date. All options vest in the event of a change in control or 5 years from the grant date. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash in an amount equal to the amount by which the change Control Price per share of stock shall exceed the exercisable price per share of stock under the stock option multiplied by the number of shares of stock granted under the stock option.

6. On January 23, 2003, the reporting person acquired 7.59 phantom stock units at a price of $19.83 as a result of the dividend payment under the Corporations Management Deferred Compensation Plan.

7. On January 23, 2003, the reporting person acquired .46 discount phantom stock units at a price of $19.83 as a result of the dividend payment under the Corporations Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.

/s/ Dianne B. Stoehr, Attorney-In-Fact	1/27/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.